
HOTELS BY DAY
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HOTELS BY DAY
Company Overview
May 2018

THE CHALLENGE

Travel is


24 hours

…Hospitality is not


11am Check-out
3pm Check-in

With inconvenient wait times…

5 mins* | 15 mins** | 1 hour*** | 7 hours****

* average wait for Uber ** average wait for NYC subway *** average domestic flight departing JFK to major cities **** average wait for a hotel room at an 8am arrival

INTRODUCING HOTELSBYDAY.COM


AT&T LTE
5:50 PM
HOTELS BY DAY
Location
Current Location
Date
Today
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AT&T LTE
6:02 PM
112 East 23rd Street
Mon June 1st
Best Western Premier - Herald Squa...
10am - 3pm
$89
Seton Hotel
10am - 4pm
$125
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What?

Morning,
Midday,
Afternoon stays

How?

Hotel room for ~ 6 daytime hours, at ~ 50% discounted from a night st ay

Why?

Early flight arrivals . Meet/Work in privacy
Refresh from Jet-Lag . Staycation/Daycation
Long Layovers . Use of Amenities (pool, SPA)
Shopping Base . Etc…

DEMAND AND SUPPLY DRIVERS

DEMAND

Exponential need for flexibility: staycation, refresh, use of amenities, early flight, late departure, etc.

88% Percentage of Fortune500 cos offering remote work*

8.9m Est. annual airport layovers of +7 hours in US

46bn Est. annual commuters in US **

NEW MARKET

SUPPLY

Hotels are constantly looking for new ways to add revenues using existing inventory

42% Current vacancy on existing supply in US*

2.1m Total # of daily rooms available

$5bn Annual addressable market size

Sources: *Worldatwork.org **Statisticbrain.org

*Based on (36%Vacancy+6%Early Chkout)*10% addressable inventory
Sources: STR 2015 Room Supply Report: 5M rooms in the US, @ $130 ADR

WIN-WIN MODEL

Using **HotelsByDay** generates more net room revenue, with existing rooms sitting idle

CURRENT HOTEL MODEL


11am
3pm

WITH DAY-STAYS

+50%

NET ROOM REVENUE

We charge 15% commission on bookings

- Book day-stays anytime, anywhere
- Solve travel pains
- On-demand & affordable hospitality


Guests
Hotel

- Monetize idle rooms without overnight displacement
- Inflate RevPAR
- Economic CAC model

FEELING THE LOVE


Barnes & Noble
The Roosevelt
MIDTOWN
See photos
See outside
HotelsByDay.com
4.6 188 Google reviews
Website
Directions

Nicole Sharp
1 review
★★★★★ in the last week
Great service. Got off a cruise at 9 am and flight wasn't until 4 pm. The Pullman in Miami was a superb choice. Full service hotel with nice rooms and outdoor areas. The airport shuttle was a bonus. Would definitely use this site again. Arrived home rested and refreshed.

Helpful?

sfmacago0129
1 review
★★★★★ 4 weeks ago -
i use it for work as i work out of my home and sometimes like to have some peace and quiet. I very much enjoy the whole concept of HBD and will continue to use it. If I could make it better it would be to have it from 11-5. Having to leave ... More

Helpful?

"I am extremely impressed with Hotels by Day. I am a skeptic by nature […] Not only did I get my first reservation within the first day, but they keep coming in. […] I wish I would have jumped on board sooner"
Al Munoz - General Manager, Comfort Inn, Houston, TX

"HotelsByDay definitely has brought in some additional revenues that we did not expect"
Yanting Wang - Sales Manager, Crowne Plaza Suites, Houston, TX

"Hotels by Day has provided a solution to a massive hole in revenue, one that was impossible to fill. We have had no issues maintaining the process and have only profited from this new partnership"
Louis Vasquez - Director of Revenue Management. Avenue of the Arts. Costa Mesa, CA

"Hotels by Day is a GREAT hotel partner! We love the additional revenue and the clientele!"
Shantelle Jefferson - Director of Sales & Marketing Holiday Inn Richmond South – Bells Road

"I mainly book pilots with HOTELS BY DAY as they have a mandatory rest period and find it very hard to find a hotel willing to book day rooms so most of the time we have to book for 2 nights"
Mary Ross Travel Consultant Short's Travel Management - NASCAR

PROVEN CONCEPT

HotelsByDay is an established company, with metrics* such as…

29k+ Guests	54k+ Bookings
3x YOY Growth	$5M+ Hotel Rev.
#1 in USA	150+ Press Articles

* Data collected as of March 2018

SPREADING QUICKLY

700+
Hotels

290+
Locations/Cities

5 New Hotels
x Week


HOTELSBYDAY
How It Works
Blog
Press
About
YouTube
BRITISH COLUMBIA
SASKATCHEWAN
ONTARIO
QUEBEC
NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
OREGON
IDAHO
WYOMING
NEBRASKA
IOWA
NEVADA
UTAH
COLORADO
MISSOURI
INDIANA
OHIO
San Diego
Philadelphia
ALABAMA
LOUISIANA
Houston
Gulf of Mexico
Gulf of California

* Data collected as of March 2018

CUSTOMER METRICS (1/2)


Booking Frequency
11 to 60X
3%
5 to 10X
5%
3-4X
7%
2X
17%
1X
68%


Booking Platform
Calls
3%
Mobile App
9%
Website
47%
Mobile Web
41%


Hotels By Country
Other
3%
Europe
5%
Canada
19%
USA
73%


Demographic Use
Bleisure
19%
Naps
11%
Business
11%
Leisure
59%

CUSTOMER METRICS (2/2)

BOOKING WINDOW/ TIME FRAME

2/3 of bookings are made within 2 days


26%
28%
11%
7%
5%
3%
20%
Same Day
1 Day Prior
2 Days Prior
3 Days Prior
4 Days Prior
5 Days Prior
>5 Days Prior


POPULAR TIME BANDS
10:00 AM - 4:00 PM 21%
10:00 AM - 6:00 PM 10%
9:00 AM - 3:00 PM 7%
9:00 AM - 4:00 PM 7%
10:00 AM - 3:00 PM 6%
9:00 AM - 5:00 PM 6%
10:00 AM - 5:00 PM 5%
12:00 PM - 6:00 PM 5%
9:00 AM - 6:00 PM 3%


PROPERTY
STAR RATING
1 * 9%
2 * 17%
3 * 33%
4 * 36%
5 * 5%


DAYROOM
PRICE RANGE
Less $80 32%
$81/$100 37%
$101/$120 16%
$121/$140 9%
$141 more 6%

TRACTION


Gross Bookings v. Digital CPB
Bookings
Cost Per Booking
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
80
70
60
50
40
30
20
10
0
$67.15
$19.47
$6.11
$2.98
$1.73
$1.97
137
928
1605
3570
5538
7804
Q1
Q2
Q3
Q4
2015
2016
2017


Quarterly Net Revenues - HotelsByDay
Revenue
$100,000.00
$75,000.00
$50,000.00
$25,000.00
$0.00
Q2 - 15
Q3
Q4
Q1 - 16
Q2
Q3
Q4
Q1 - 17
Q2
Q3
Q4
Q1 - 18
est. Q2

ECOSYSTEM

PAST

USA Dominance in Day-Stay bookings

Set new rules to Checkin / Checkout

Opened Industry to booking flexibility


HOTELS BY DAY
Location
Date
FIND HOTELS
Seton Hotel
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FUTURE

Go Global !

Monetize Hotel Spaces

Conference rooms; SPA; Gyms; Pools; Resort passes; Banquets; Event Spaces; Restaurants

Monetize Amenities

Transfers; City Tours; Room Amenities; Concierge; Bar; Laundry; F&B; Advertis ing

Integrate Night stays with Day-stays

COMPETITORS*

	HOTELS BY DAY	dayuse.com	Between9and5.com	ByHours.com
Origin: Established:	United States 2015	France 2011	Belgium 2009	Spain 2010
# of Hotels:	600	4000	900	2000
Bookings/year: Gross Annual Booking rev.	28,500 $2,707,500	300,000 $27,000,000	60,000 $5,400,000	90,000 $8,100,000
Last financial raise: Date:	$681,000 July 2014	$17,000,000 Dec.2015	bootstrapped	$3,000,000 Dec.2017
Pros: Cons:	Strongest Tech Last player	Large funding Lite tech/connec.	First player Lite tech/connec.	Great UX Complex Model

* Data estimated for fiscal year 2017.